As filed with the Securities and Exchange Commission on February 29, 2008
Registration Number: 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CENTALE, INC.
(Exact name of Registrant as specified in Charter)

New York	30-0299889
(State of Incorporation)	(I.R.S. Employer I.D. Number)

37 Hamburg Street, East Aurora, NY 14052
(Address of Principal Executive Offices)

2008 STOCK AND STOCK OPTION PLAN
(Full Title of Plan)

Thaddeus A. Wier, Jr.
Centale, Inc.
37 Hamburg Street
East Aurora, NY 14052
______________(716) 714-7100_____________
(Name, Address and Telephone Number of Agent for Service)

Copy to:
ROBERT BRANTL, ESQ.
52 Mulligan Lane
Irvington, NY 10533
(914) 683-3026

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $.01 par value	25,000,000 shares	$0.01	$250,000	$9.83

(1)
This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2)
The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 6,000,000 shares by $0.01.  The proposed offering price was based on the closing price for the Common Stock reported on the OTC Bulletin Board as of February 25, 2008, which was $.0025.  However, as the Company may not legally issue the shares for less than the par value of $.01, an offering price of $.01 is assumed.

PART II

INFORMATION REQUIRED IN THE REGISTRATION  STATEMENT

Item 3.	Incorporation of Documents by Reference.

Centale, Inc. is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a)	Centale’ Annual Report on Form 10-KSB for the year ended March 31, 2007;

(b)	Centale’ Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007;

(c)	Centale’ Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007;

(d)	Centale’ Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007;

(e)	the description of Centale’ Common Stock contained in Item 8 of its Registration Statement on Form 10-SB (File No. 0-50863) , filed on July 23, 2004.

Centale is also incorporating by reference all documents hereafter filed by Centale pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.	Description of Securities.

Not Applicable.

Item 5.	Interests of Named Experts and Counsel.

Robert Brantl, Esq., counsel to Centale, has passed upon the validity of the shares registered pursuant to this Registration Statement.  Mr. Brantl owns 245,000 shares of Centale, Inc. common stock.

Item 6.	Indemnification of Directors and Officers.

Section 722 of the Business Corporation Law of the State of New York authorizes a corporation to provide indemnification to a director or officer of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and for a purpose he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification.

Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the corporation or its shareholders for monetary damages for any breach of any duty in such capacity, except that the certificate of incorporation does not eliminate or limit the liability of any director (1) if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith, or (2) for acts or omissions involving intentional misconduct or a knowing violation of law, or (3) for any transaction from which he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or (4) for acts which violate section 719 of the Business Corporation Law.

Our certificate of incorporation also provides that Centale will indemnify our directors and officers against liabilities arising from their service as directors and officers to the fullest extent permitted by New York corporate law. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

4.1	2008 Stock and Stock Option Plan

5	Opinion of Robert Brantl, Esq.

23.1	Consent of Rotenberg & Co., llp.

23.2	Consent of Robert Brantl, Esq. is contained in his opinion, filed as Exhibit 5.

Item 9.	Undertakings.

Centale, Inc. hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Centale pursuant to the provisions of the New York Business Corporation Law or otherwise, Centale has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Centale of expenses incurred or paid by a director, officer or controlling person of Centale in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Centale will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REOFFER PROSPECTUS

CENTALE, INC.

25,000,000 Shares of Common Stock

The shares are being offered by persons who are officers, directors or otherwise control persons of Centale, Inc.  They acquired the shares from Centale, either as the recipients of grants of stock or by exercising stock options issued to them by Centale.

The selling shareholders intend to sell the shares into the public market from time to time.  The shareholders will negotiate with the market makers for Centale common stock to determine the prices for each sale.  They expect each sale price to be near to the market price at the time of the sale.

Centale common stock is listed for trading on the OTC Bulletin Board under the trading symbol “CNTL.OB.”

Purchase of Centale common stock involves substantial risk.  Please see “Risk Factors,” which begins on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

Centale, Inc.
37 Hamburg Street
East Aurora, NY 14052
716-714-7100

The date of this prospectus is February 29, 2008

TABLE OF CONTENTS

RISK FACTORS	-2-

SELLING SHAREHOLDERS	-5-

OTHER AVAILABLE INFORMATION	-5-

INDEMNIFICATION	-6-

RISK FACTORS

You should carefully consider the risks described below before buying our common stock.  If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Our inability to pay our debts could prevent us from continuing in business.

At December 31, 2007 we had only $20,649 in liquid assets to balance $590,488 in current liabilities.  In order for us to continue in business, it will be necessary that we obtain additional capital.  If we are unable to obtain sufficient capital, we will not survive in business.  We have no commitment from any source to provide us further financing.

We will need to issue a substantial amount of equity in order to fund our business operations.

Because of our lack of liquid assets, it will be necessary for us to issue a substantial amount of equity during the next year in order to fund our operations and compensate individuals who are assisting us.  These sales of equity will dilute the interest of current shareholders in our company.  In addition, to the extent that we sell the equity for prices below market, the sale of equity will also dilute the value of the shares held by our current shareholders.

We have no marketing operations, and will have to develop a new plan for exploiting our technology.

We realized no revenue during the three months ended December 31, 2007.  At present we have no one engaged in marketing our technology or any products or services.  We are currently developing new plans for our technology, which will require that we develop new methods of marketing it.  If we are not able to develop a successful market strategy, our business will fail.

Our delay in bringing our technology to market could prevent us from achieving a viable level of sales.

Although we developed the Catalyst EV™ almost three years ago, our lack of resources has prevented us from initiating marketing with any intensity.  During fiscal 2007 our revenue from the Catalyst EV™ was less than $500,000.  In the first nine months of fiscal 2008, our revenue was only $47,916.  Our future efforts to market the Catalyst EV™ on a broad scale may be hindered by the fact that the industry has become accustomed to the insignificance of the Catalyst EV™.  We cannot know at this time whether customers will be willing to consider future applications of our technology.

Our technology could be replicated by competitors.

The technology captured within the Catalyst EV™ platform is the result of five years of development by Centale and its predecessors.  However, a sophisticated software development company could replicate our technology today in a matter of months.  If a large software distributor undertook direct competition with us, its superior capital resources could hinder or defeat our efforts to capture a significant market position.

We rely on outsourcing for design and development.

Centale employs no designers, no engineers and no programmers.  All of the development services required to fulfill our contracts for desktop applications are performed by companies under contract to us.  The outsourcing process opens us up to several risks, including delays in fulfilling our contracts, delays in obtaining necessary technology, and potential loss of our trade secrets.  Since our success will depend on our ability to capture a substantial position in the Internet community by promptly delivering a quality application to our clients, our lack of direct control over the individuals responsible for the development could damage that effort.

Centale is not likely to hold annual shareholder meetings in the next few years.

New York corporation law provides that members of the board of directors retain authority to act until they are removed or replaced at a meeting of the shareholders.  The holders of ten percent of the outstanding common stock may demand that an annual meeting be held.  But absent such a demand, the board has no obligation to call a shareholders meeting.  Unless a shareholders meeting is held, the existing directors elect directors to fill any vacancy that occurs on the board of directors.  The shareholders, therefore, have no control over the constitution of the board of directors, unless a shareholders meeting is held.

Centale has never held an annual or a special meeting of shareholders.  The Board of Directors of Centale consists of individuals who were elected to their positions by previous members of the Board of Directors.  Management does not expect to hold annual meetings of shareholders in the next few years, due to the expense involved.  Therefore, any new members of the Board of Directors or any replacements for current members will be nominated and elected by the present members of the Board.

Related party transactions may occur on terms that are not favorable to Centale.

On several occasions during the past four years, Centale has engaged in business transactions with its founder, Thaddeus A. Wier, Jr., or with Mr. Wier’s spouse.  Among the transactions were several financing transactions in which Mr. Wier or his spouse loaned money to Centale, a transaction in which Centale purchased technology from Mr. Wier, a number of consulting agreements under which Centale paid cash or issued stock to Mr. Wier, and a transaction in December 2006 when Centale issued 84 million shares to Mr. Wier to compensate him for cancellation of his agency contract.  Mr. Wier is currently the Chief Executive Officer of Centale, and he is currently the owner of 40% of Centale’s outstanding shares.  It is possible that he will engage in other transactions with Centale.  It is also possible that Centale will engage in financing or other transactions with other shareholders or members of its Board of Directors.  It is unlikely that Centale will obtain independent confirmation that the terms of such related party transactions are fair.  If the terms are unfair to Centale, the transactions could harm our operating results.

The volatility of the market for Centale common stock may prevent a shareholder from obtaining a fair price for his shares.

Centale at the present time has fewer than 500 shareholders and only a small number of market makers.  As a result, the market price for our common stock is volatile, at times moving over 50% in one day.  Unless and until the market for our common stock grows and stabilizes, the common shares you purchase will remain illiquid.  A shareholder in Centale who wants to sell his shares, therefore, runs the risk that at the time he wants to sell, the market price may be much less than the price he would consider to be fair.

Only a small portion of the investment community will purchase “penny stocks” such as Centale common stock.

Centale’ common stock is defined by the SEC as a “penny stock” because it trades at a price less than $5.00 per share.  SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor."  This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks.  Many brokerage firms will discourage their customers from purchasing penny stocks, and even more brokerage firms will not recommend a penny stock to its customers.  Most institutional investors will not invest in penny stocks.  In addition, many individual investors will not consider a purchase of a penny stock due, among other things, to the negative reputation that attends the penny stock market.  As a result of this widespread disdain for penny stocks, there will be a limited market for Centale’ common stock as long as it remains a “penny stock.”  This situation may limit the liquidity of your shares.

SELLING SHAREHOLDERS

The table below contains information regarding the individuals who are using this prospectus to offer common shares.

Selling Shareholder	Position	Shares Owned Before Offering	Number of Shares Offered	Shares Owned After Offering	Percentage of Class Held After Offering
Thaddeus A. Wier, Jr.	CEO, Director	97,769,890	14,000,000	83,769,890	33.9%
Sterling Shepperd	V.P., Director	6,200,000	2,000,000	4,200,000	1.7%
Patrick T. Parker	Director	4,689,745	1,000,000	3,689,745	1.5%

OTHER AVAILABLE INFORMATION

Centale Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a)	Centale’ Annual Report on Form 10-KSB for the year ended March 31, 2007;

(b)	Centale’ Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007;

(c)	Centale’ Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007;

(d)	Centale’ Quarterly Report on Form 10-QSB for the quarter ended December 31, 2007;

(e)	the description of Centale’ Common Stock contained in Item 8 of its Registration Statement on Form 10-SB (File No. 0-50863) , filed on July 23, 2004.

Centale is also incorporating by reference all documents hereafter filed by Centale pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Upon written request, Centale will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference.  We will provide the information at no cost to the person who requests it. Any such request should be made to Sterling Shepperd, Centale, Inc., 37 Hamburg Street, East Aurora, NY 14052.

Centale files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company.   In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.  You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

INDEMNIFICATION

Section 722 of the Business Corporation Law of the State of New York authorizes a corporation to provide indemnification to a director or officer of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and for a purpose he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification.

Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the corporation or its shareholders for monetary damages for any breach of any duty in such capacity, except that the certificate of incorporation does not eliminate or limit the liability of any director (1) if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith, or (2) for acts or omissions involving intentional misconduct or a knowing violation of law, or (3) for any transaction from which he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or (4) for acts which violate section 719 of the Business Corporation Law.

Our certificate of incorporation also provides that Centale will indemnify our directors and officers against liabilities arising from their service as directors and officers to the fullest extent permitted by New York corporate law. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

*       *       *       *       *

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Centale, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of East Aurora, State of New York on the 29th day of February, 2008.

CENTALE, INC.

By: /s/ Thaddeus A. Wier, Jr.
Thaddeus A. Wier, Jr., Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on February 29, 2008.

/s/ Thaddeus A. Wier, Jr.
Thaddeus A. Wier, Jr., Director,
Chief Executive Officer,
Chief Financial Officer

Patrick T. Parker
Director

/s/ Sterling Shepperd
Sterling Shepperd
Director